June 6, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:	Arma Services, Inc. Registration Statement on Form S-1 Filed June 3, 2016 File No. 333-202398

Dear Ms. Long:

This letter sets forth the responses of Arma Services, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of June 13, 2016. Each numbered paragraph below responds to the comment having the same number as in the June 13, 2016 comment letter.

General

1.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its registration statement to provide updated financial statements and related disclosures.

Consent, page F-2

2.	We have read your response to comment 2 in our letter dated April 28, 2016. You have indicated that your current auditors have provided an appropriately updated consent that “is attached as an exhibit.” However, this consent still exists within your registration statement. Please revise to provide the consent as a separate exhibit. Refer to Item 16 of Form S-1.

In response to the Staff’s comment, the Company has removed the consent from the registration statement and has provided the amended consents as the separate exhibits 23.1.

Exhibit 23.1

3.	Please revise to have your predecessor auditor refer to the correct amendment in an appropriately updated consent filed as a separate exhibit. This comment has been addressed accordingly.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sergey Gandin
Sergey Gandin
President and Principal Executive Officer
Arma Services, Inc